SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
 (Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F      X          Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes                  No      X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 20.1:	notice dated October 31, 2002, regarding the convening of a special general meeting on November 22, 2002, to consider the removal of Mr. Yang from his directorship with the Registrant;

Exhibit 20.2:	form of the proxy card for use at the special general meeting to be mailed to American Depositary Receipt holders of the Registrant in the United States.

SIGNATURE
EXHIBIT INDEX
Notice of Special General Meeting
Proxy Card

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By: /s/ Xiaoan Wu

Name: Xiaoan Wu Title: Chairman

Date: November 7, 2002

EXHIBIT INDEX

Exhibit	Description

Exhibit 20.1:	notice dated October 31, 2002, regarding the convening of a special general meeting on November 22, 2002, to consider the removal of Mr. Yang from his directorship with the Registrant;

Exhibit 20.2:	form of the proxy card for use at the special general meeting to be mailed to American Depositary Receipt holders of the Registrant in the United States.